CHAPMAN AND CUTLER LLP                                  111 WEST MONROE STREET
                                                       CHICAGO, ILLINOIS 60603


                                 July 25, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:       First Trust Exchange-Traded Fund IV (the "Trust")
                       File Nos. 811-22559 and 333-174332
               ---------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the "Trust") with the Securities and Exchange Commission (the "Commission") on May 2, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust Strategic Income ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - ANNUAL FUND OPERATING EXPENSES

      In accordance with Form N-1A, disclose in a footnote to the fee table that the Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

RESPONSE TO COMMENT 1

      The prospectus has been revised in accordance with this comment.


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Karen Rossotto
July 25, 2014
Page 2



COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      What is the Fund's investment strategy? Provide disclosure regarding how the Fund's portfolio managers will determine the securities to buy for and sell from the Fund's portfolio. In addition, provide additional disclosure specifically describing the Fund's investment categories. Also provide additional disclosure regarding the types of securities that will be classified into each investment category.

RESPONSE TO COMMENT 2

      The prospectus has been revised in accordance with this comment.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      In the discussion regarding high yield securities, provide additional disclosure that these investments are commonly referred to as "junk" bonds.

RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      When referring to the "equity securities of Energy Infrastructure Companies," explain that the securities in which the Fund will invest are master limited partnerships or "MLPs."

RESPONSE TO COMMENT 4

      The prospectus has been revised in accordance with this comment.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      The first paragraph of the Principal Investment Strategies section references "a related option overlay strategy." What is the purpose of this strategy and what does it seek to accomplish in the Fund's portfolio?


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Karen Rossotto
July 25, 2014
Page 3



RESPONSE TO COMMENT 5

      The purpose of the option overlay strategy is to generate additional income by buying covered calls at certain optimally strategic times. Initially, the Fund will not be utilizing the option overlay strategy.

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      With respect to the Fund's investments in other ETFs, disclose the specific parameters that will be used to select the ETFs for the Fund's portfolio. Will the selection strategy of the ETFs deviate from the investment parameters of the Fund?

RESPONSE TO COMMENT 6

      The Fund will invest in ETFs to achieve diversification within each investment category, also referred to as "sleeves." An ETF in which the Fund invests will have the same investment strategy as the investment sleeve for which the ETF is purchased. ETFs will also be used during the invest-up period and for defensive purposes to equitize cash.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      With respect to the Fund's investment in non-U.S. securities, will there be any exposure to emerging markets? If so, provide the appropriate disclosure.

RESPONSE TO COMMENT 7

      The prospectus has been revised in accordance with this comment.

COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES AND RISKS

      To the extent that investments in derivative instruments will be a part of the Fund's principal investment strategies, specifically disclose the types of instruments in which the Fund will invest and provide the corresponding risk disclosure.

RESPONSE TO COMMENT 8

      The prospectus has been revised in accordance with this comment.


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Karen Rossotto
July 25, 2014
Page 4



COMMENT 9 - PRINCIPAL RISKS AND PRINCIPAL INVESTMENT STRATEGIES

      Move the definition and description of Energy Infrastructure Companies more appropriately to the Principal Investment Strategies section. In accordance with Item 4(b)(1) of Form N-1A, provide more concise risk disclosure with respect to the Fund's investment in Energy Infrastructure Companies. The risk factor, as currently written, seems too broad and general.

RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.

COMMENT 10 - PRINCIPAL RISKS

      If the Fund's investment in either financial companies or mortgage securities will be a sector focus for the Fund, provide the appropriate disclosure in the Principal Investment Strategies section.

RESPONSE TO COMMENT 10

      The prospectus has been revised in accordance with this comment.

COMMENT 11 - PRINCIPAL RISKS

      In the Non-Diversification Risk, use an alternative word for "concentrated," as such term may be confused for a sector or industry concentration.

RESPONSE TO COMMENT 11

      The prospectus has been revised in accordance with this comment.

COMMENT 12 - PERFORMANCE

      In the Performance section, include the disclosure required by Item 4(b)(2)(i) of Form N-1A that states that the Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.


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Karen Rossotto
July 25, 2014
Page 5



RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.

COMMENT 13 - MANAGEMENT

      According to Item 5 of Form N-1A, confirm that all the portfolio managers listed in this section "is (or is reasonably expected to be) responsible for the management of a significant portion of the Fund's net assets."

RESPONSE TO COMMENT 13

      The prospectus has been revised in accordance with this comment.

COMMENT 14 - FUND INVESTMENTS

      With respect to the description of high yield corporate bonds and senior loans, provide additional disclosure that these such securities are commonly referred to as "junk" bonds earlier in the section.

RESPONSE TO COMMENT 14

      The prospectus has been revised in accordance with this comment.

COMMENT 15 - FUND INVESTMENTS

      To the extent that mortgage-related investments and derivatives are a part of the Fund's principal investment strategies, provide the appropriate disclosure in the summary section. In general, distinguish between those types of investments that are principal and non-principal with respect to the Fund's investment strategies.

RESPONSE TO COMMENT 15

      The prospectus has been revised in accordance with this comment.


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Karen Rossotto
July 25, 2014
Page 6



COMMENT 16 - FUND INVESTMENTS

      In reference to the Fund's transactions in short sales, confirm that the costs associated with such transactions will be included in the Fund's "Other Expenses" line item in the "Annual Fund Operating Expenses" table.

RESPONSE TO COMMENT 16

      It is hereby confirmed that the costs associated with short sales will be included in the "Other Expenses" line item in the "Annual Fund Operating Expenses" table.

COMMENT 17 - FUND INVESTMENTS

      To the extent that international sovereign debt is a part of the Fund's principal investment strategies, provide the appropriate disclosure in the summary section.

RESPONSE TO COMMENT 17

      The prospectus has been revised in accordance with this comment.

COMMENT 18 - FUND INVESTMENTS

      Consider whether the disclosure regarding Investment Companies and Other Pooled Investment Vehicles should be moved up in this section and not considered an "Additional Investment."

RESPONSE TO COMMENT 18

      The disclosure regarding the Fund's investment in other investment companies and other pooled investment vehicles has been moved up in this section.

COMMENT 19 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      To the extent that ADRs and other depositary receipts are used, disclosure whether any of the ones in which the Fund invests is unsponsored. Provide adequate risk disclosure to the extent that any are used.


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Karen Rossotto
July 25, 2014
Page 7



RESPONSE TO COMMENT 19

      The Fund does not currently invest in unsponsored depositary receipts.

COMMENT 20 - PORTFOLIO TURNOVER

      To the extent that the Fund's portfolio turnover rate is over 100%, include an active trading or portfolio turnover risk.

RESPONSE TO COMMENT 20

      A portfolio turnover risk has been added to the statutory prospectus.

COMMENT 21 - MANAGEMENT OF THE FUND

      When describing the portfolio managers and the Advisor's Investment Committee, revise the disclosure to state that there is no individual "primarily and jointly" responsible for portfolio management decisions for the Fund.

RESPONSE TO COMMENT 21

      The disclosure has been revised in accordance with this comment.


                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and


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Karen Rossotto
July 25, 2014
Page 8



      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                             Very truly yours,

                                             CHAPMAN AND CUTLER LLP


                                             By: /s/ Morrison C. Warren
                                                -------------------------------
                                                     Morrison C. Warren